SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
_________________

Schedule 13G
Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

API TECHNOLOGIES CORP.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

00187E203
(CUSIP Number)

February 1, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d - 1(b)
☒           Rule 13d - 1(c)
☐           Rule 13d - 1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
BET Funding LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ Reporting person is affiliated with other persons (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 4,333,333
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 4,333,333
8. SHARED DISPOSITIVE POWER 0
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,333,333
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A ☐
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12. TYPE OF REPORTING PERSON PN

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Douglas Topkis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ Reporting person is affiliated with other persons (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 100,000
6. SHARED VOTING POWER 4,333,333 (1)
7. SOLE DISPOSITIVE POWER 100,000
8. SHARED DISPOSITIVE POWER 4,333,333 (1)
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,433,333 (1)
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A ☐
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12. TYPE OF REPORTING PERSON IN

(1) Mr. Topkis may be deemed to hold an indirect beneficial interest in 4,333,333 shares of the Issuer as an owner of BET Funding LLC, which entity is managed by Bruce E. Toll and Mr. Topkis as managers.  BET Funding LLC directly beneficially owns 26,000 shares of Series A Mandatorily Redeemable Preferred Stock of the Issuer, which are convertible into 4,333,333 shares of Common Stock of the Issuer as of the date hereof.

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Bruce E. Toll
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ Reporting person is affiliated with other persons (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 4,333,333 (2)
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 4,333,333 (2)
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,333,333 (2)
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A ☐
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12. TYPE OF REPORTING PERSON IN

(2) Mr. Toll may be deemed to hold an indirect beneficial interest in 4,333,333 shares of the Issuer as an owner of BET Funding LLC, which entity is managed by Mr. Toll and Douglas Topkis as managers.  BET Funding LLC directly beneficially owns 26,000 shares of Series A Mandatorily Redeemable Preferred Stock of the Issuer, which are convertible into 4,333,333 shares of Common Stock of the Issuer as of the date hereof.

Item 1(a).	Name of Issuer:
API Technologies Corp.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
4705 S. Apopka Vineland Road, Suite 210, Orlando, FL 32819
Item 2(a).	Name of Person Filing:
BET Funding LLC
Douglas Topkis
Bruce E. Toll
Item 2(b).	Address of Principal Business Office or, if None, Residence:
250 Gibraltar Road, Horsham, PA 19044
Item 2(c).	Citizenship:
BET Funding LLC is a Delaware limited liability company. Messrs. Topkis and Toll are citizens of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number:

00187E203

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 4,433,333 (1)

(b) Percent of Class: 7.4% (2)

(c) Number of shares to which such person has:

(i) Sole power to vote or to direct the vote: 100,000 (3)

(ii) Shared power to vote or to direct the vote: 4,333,333 (4)
(iii) Sole power to dispose or to direct the disposition of: 100,000 (5)
(iv) Shared power to dispose or direct the disposition of: 4,333,333 (6)

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not applicable.

Item 8.	Identification and Classification of Members of the Group: See Item 2(a)-(c).

Item 9.	Notice of Dissolution of Group: Not applicable
Item 10.
Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1)  Represents 100,000 shares of Issuer’s Common Stock held individually by Douglas Topkis and 4,333,333 shares of the Issuer’s Common Stock issuable upon the conversion of the Issuer’s 26,000 shares of Series A Mandatorily Redeemable Preferred Stock held by BET Funding LLC.

(2)  All ownership percentages reported herein are based on 54,764,617 shares of the Issuer’s Common Stock issued and outstanding as of October 3, 2012, as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended August 31, 2012 (the “Form 10-Q”), 562,200 shares of the Issuer’s exchangeable shares, as of October 3, 2012 (other than shares held by the Issuer’s subsidiary) issued and outstanding, as reported by the Issuer in its Form 10-Q and 4,333,333 shares of Common Stock issuable upon the conversion of the Issuer’s 26,000 shares of Series A Mandatorily Redeemable Preferred Stock held by BET Funding LLC.

(3)  Represents 100,000 shares of Issuer’s Common Stock held individually by Douglas Topkis.

(4) Represents 4,333,333 shares of the Issuer’s Common Stock issuable upon the conversion of the Issuer’s 26,000 shares of Series A Mandatorily Redeemable Preferred Stock held by BET Funding LLC.

(5)  Represents 100,000 shares of Issuer’s Common Stock held individually by Douglas Topkis.

(6) Represents 4,333,333 shares of the Issuer’s Common Stock issuable upon the conversion of the Issuer’s 26,000 shares of Series A Mandatorily Redeemable Preferred Stock held by BET Funding LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2013 BET Funding LLC By: /s/ Bruce E. Toll Name: Bruce E. Toll Title: Manager /s/ Douglas Topkis Douglas Topkis, individually /s/ Bruce E. Toll Bruce E. Toll, individually